Filed by Scient Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                 deemed filed pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934

                                         Subject Company: iXL Enterprises, Inc.
                                                  Commission File No. 000-26167

                                                         Date: October 15, 2001

The following press release was issued by Scient Corporation.

INVESTOR RELATIONS:                               MEDIA RELATIONS:
Theresa A. Matacia, C.F.A.                        Katie McManus
415.602.6833                                      917.534.8102
tmatacia@scient.com                               kmcmanus@scient.com




             SCIENT ANNOUNCES DATE FOR SPECIAL SHAREHOLDERS MEETING
               TO VOTE ON ITS PENDING MERGER WITH IXL ENTERPRISES

NEW YORK, NEW YORK, October 15, 2001 -- Scient Corporation (NASDAQ: SCNT) announced today that the special shareholders meeting to vote on its proposed business combination with iXL Enterprises Inc. (NASDAQ: IIXL) will be held at 3:00 p.m. on Tuesday, November 6, 2001. Shareholders of record at the close of business on Wednesday, October 10, 2001 will be entitled to vote. The Scient special shareholders meeting will be held at the following location:

                        Offices of Davis Polk & Wardwell
                        450 Lexington Avenue
                        8th Floor
                        New York, NY 10017

A joint proxy statement-prospectus for the proposed business combination has been declared effective by the Securities and Exchange Commission and is scheduled to be mailed to shareholders today.

It is expected that the business combination will be consummated promptly after receipt of shareholder approval.

In addition, following NASDAQ's suspension of certain listing requirements, the Boards of Directors of Scient and iXL have agreed to amend their Merger Agreement to eliminate the "reverse stock split" element included in their previously agreed exchange ratio. As a result of the change, which will not affect the relative ownership interests of Scient or iXL shareholders in the combined company or otherwise affect the economics of the transaction, Scient shareholders will receive 1.24 shares of the common stock of the holding company to be created in the merger for each share of Scient common stock they hold and iXL shareholders will receive 1.00 shares of holding company common stock for each share of iXL common stock they hold.

ADDITIONAL INFORMATION

In connection with these transactions, India-Sierra Holdings, Inc., together with Scient Corporation and iXL Enterprises, filed a registration statement on Form S-4 which was declared effective on October 11, 2001, a definitive joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety and any other relevant documents filed with the SEC because they contain important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. You can obtain documents filed with the SEC by Scient Corporation free of charge by requesting them in writing from Scient Corporation, 860 Broadway, New York, NY 10003, Attention: Michael Hand, or by telephone at 917-534-8200. In addition, you can obtain documents filed with the SEC by iXL Enterprises free of charge by requesting them in writing from iXL Enterprises, 1600 Peachtree St., NW, Atlanta, GA 30309, Attention:
Jill A. Gilmer, or by telephone at 404-279-1000.

Scient Corporation and iXL Enterprises, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Scient Corporation and iXL Enterprises in connection with the mergers. Information about the directors and executive officers of Scient Corporation and their ownership of Scient stock is set forth in the proxy statement for Scient Corporation's 2001 annual meeting of stockholders. Information about the directors and executive officers of iXL Enterprises and their ownership of iXL Enterprises stock is set forth in the proxy statement for iXL Enterprises' 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Investors are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

About Scient(R): Scient delivers real results for clients, using extensive eBusiness experience to reduce cost and create new revenue opportunities, based on:

     eBusiness Focus: From the start, Scient's only business has been eBusiness, allowing Scient to gain unequaled know-how, from strategy development through implementation;

     Industry Expertise: Scient's extensive industry-specific experience in identifying and delivering eBusiness initiatives with high impact; and

     Proven Approach: Scient's dynamic integration of strategy, customer experience and technology that drives powerful and differentiated results, faster.


Since 1998, Scient has completed projects for 165 clients, from Global 2000 businesses to start-ups. Headquartered in New York, Scient has offices in London and in key regions throughout the United States. For more information, please go to www.scient.com or call 917-534-8200.

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